UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

                       Amyris, Inc.

(Name of Issuer)

       Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

                                03236M200

(CUSIP Number)

                           December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 03236M200	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TPG Group Holdings (SBS) Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 265,246 (See Item 2(a))
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 265,246 (See Item 2(a))
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,246 (See Item 2(a))
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (1)
12.	TYPE OF REPORTING PERSON CO

(1) Based on a total of 43,033,650 shares of Common Stock (as defined below) outstanding as of November 9, 2017, as reported on the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2017.

CUSIP No: 03236M200	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Bonderman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 265,246 (See Item 2(a))
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 265,246 (See Item 2(a))
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,246 (See Item 2(a))
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (2)
12.	TYPE OF REPORTING PERSON IN

(2) Based on a total of 43,033,650 shares of Common Stock outstanding as of November 9, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 20, 2017.

CUSIP No: 03236M200	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James G. Coulter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 265,246 (See Item 2(a))
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 265,246 (See Item 2(a))
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,246 (See Item 2(a))
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (3)
12.	TYPE OF REPORTING PERSON IN

(3) Based on a total of 43,033,650 shares of Common Stock outstanding as of November 9, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 20, 2017.

Item 1(a). Name of Issuer:

Amyris, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

5885 Hollis Street, Suite 100

Emeryville, CA 94608

Item 2(a). Name of Person Filing:

This Amendment No. 3 to Schedule 13G (as amended, the “Schedule 13G”) is being filed jointly by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of each of TPG Biotechnology GenPar II Advisors, LLC, a Delaware limited liability company (“GenPar II Advisors”) and TPG Biotechnology GenPar III Advisors, LLC, a Delaware limited liability company (“GenPar III Advisors”). GenPar II Advisors is the general partner of TPG Biotechnology GenPar II, L.P., a Delaware limited partnership, which is the general partner of TPG Biotechnology Partners II, L.P., a Delaware limited partnership (“Biotech II”), which directly holds 262,240 shares of Common Stock of the Issuer (the “Biotech II Shares”). GenPar III Advisors is the general partner of TPG Biotechnology GenPar III, L.P., which is the general partner of TPG Biotechnology Partners III, L.P., a Delaware limited partnership (“Biotech III” and, together with Biotech II, the “TPG Funds”), which directly holds 3,006 shares of Common Stock (the “Biotech III Shares” and, together with the Biotech II Shares, the “Shares”). Because of Group Advisors’ relationship to the TPG Funds, Group Advisors may be deemed to beneficially own the Shares.

David Bonderman and James G. Coulter are sole shareholders of Group Advisors, and therefore may be deemed to beneficially own the Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce St., Suite 3300

Fort Worth, TX 76102

Item 2(c). Citizenship:

See Item 4 of each of the cover pages.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e). CUSIP Number:

03236M200

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment

Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4. Ownership.

(a)	Amount beneficially owned:

See Item 9 of each of the cover pages.

(b)	Percent of class:

See Item 11 of each of the cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each of the cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each of the cover pages.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each of the cover pages.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each of the cover pages.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See response to Item 2(a) hereto.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

TPG Group Holdings (SBS) Advisors, Inc. By: /s/ Michael LaGatta
Name: Michael LaGatta
Title: Vice President

David Bonderman

By: /s/ Clive Bode
Name: Clive Bode, on behalf of David Bonderman (4)

James G. Coulter

By: /s/ Clive Bode
Name: Clive Bode, on behalf of James G. Coulter (5)

(4) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(5) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

_______________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011.